PROSPECTUS SUPPLEMENT NO. 2 (to prospectus dated July 21, 2021)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-257445

CANO HEALTH, INC.

Up to 328,758,279 Shares of Class A Common Stock

Up to 33,533,333 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 10,533,333 Warrants to Purchase Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 21, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1, as amended (File No. 333-257445). This prospectus supplement is being filed to (i) update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2021, which is set forth below and (ii) amend the information set forth in the tables under the heading “Selling Securityholders” and “Principal Stockholders” in the Prospectus as set forth below.

The information set forth in the table under the heading “Selling Securityholders” in the Prospectus is amended as follows:

•	Deletion of the line items:

Jaws Sponsor L.L.C. [17]	27,708,333	10,533,333	27,708,333	10,533,333	—	—	—	—

•	Addition of the following line items:

Barry Sternlicht [17]	25,501,487	7,844,639	25,501,487	7,844,639	—	—	—	—

•	The restatement of certain footnotes as follows:

(3)	Consists of 6,968,507 shares of Class B common stock held by Morales Borrower Holdings LLC. Mr. Morales’s spouse and mother have shared voting and dispositive power with respect to these shares and are therefore the beneficial owners of these shares. Mr. Morales expressly disclaims beneficial ownership as to any of these shares, except to the extent of his pecuniary interest therein. Morales Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

(15)	Consists of 2,936,761 shares of Class B common stock held by Conger Borrower Holdings LLC. Mr. Conger is the sole member of Conger Borrower Holdings LLC and is therefore the beneficial owner of these shares. Conger Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

(17)	Includes (i) 17,656,848 shares of Class A common stock and 7,844,639 shares of Class A common stock issuable upon exercise of the private placement warrants and (ii) 7,844,639 private placement warrants.

(19)	Consists of 22,034,622 shares of Class B common stock held by Hernandez Borrower Holdings LLC. Mr. Hernandez has voting and dispositive power with respect to these shares and is therefore the beneficial owner of these shares. Hernandez Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

(23)	Consists of 10,884,083 shares of Class B common stock held by Aguilar Borrower Holdings LLC. Mr. Aguilar is the sole member of Aguilar Borrower Holdings LLC and is therefore the beneficial owner of these shares. Aguilar Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

(24)	Consists of 5,182,990 shares of Class B common stock held by Sanchez Borrower Holdings LLC. Mr. Sanchez and his spouse have shared voting and dispositive power with respect to these shares and are therefore the beneficial owners of these shares. Sanchez Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

The information set forth in the table under the heading “Principal Stockholders” in the Prospectus is amended as follows:

The beneficial ownership of the Company’s common stock is based on 174,315,880 shares of the Company’s Class A common stock and 305,670,386 shares of the Company’s Class B common stock issued and outstanding as of September 30, 2021.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Unless otherwise noted, the business address of each of the following entities or individuals is Cano Health, Inc., 9725 NW 117 Avenue, Suite 200, Miami, FL 33178.

Name of Beneficial Owner	Shares of Class A Common	Shares of Class B Common Stock (1)	% of Total Voting Power (2)
Greater than 5% Holders:
FMR, LLC (8)	33,233,690	—	6.9%
ITC Rumba, LLC (3)	—	159,780,988	33.3%

Directors and Executive Officers:
Marlow Hernandez (4)	2,083,015	22,034,622	5.0%
Brian D. Koppy	—	—	—%
Richard Aguilar (9)	171,865	11,559,964	2.4%
David Armstrong	15,000	874,453	* %
Elliot Cooperstone (3)	—	159,780,988	33.3%
Lewis Gold	—	—	—%
Jacqueline Guichelaar	—	—	—%
Angel Morales (5)	—	6,968,507	1.5%
Alan Muney	—	—	—%
Kim M. Rivera	—	—	—%
Barry S. Sternlicht (6)	25,501,487	—	5.2%
Solomon Trujillo (7)	—	13,680,443	2.9%

All Directors and Executive Officers as a Group	27,771,367	214,898,977	49.7%
*	less than one percent

(1)

Class B common stock will entitle the holder thereof to one vote per share. Subject to the terms of the Second Amended and Restated Limited Liability Company Agreement, the PCIH Common Units, together with an equal number of shares of Class B common stock, are exchangeable for shares of Class A common stock on a one-for-one basis.

(2)

Represents percentage of voting power of the holders of Class A common stock and Class B common stock of the Company voting together as a single class. See “Description of Capital Stock—Class B Common Stock.”

(3)

Elliot Cooperstone is the Founder and Managing Partner of ITC Rumba, LLC and therefore is a beneficial owner of these shares. The business address of ITC Rumba, LLC is 444 Madison Avenue, 35th Floor, New York, New York 10022.

(4)

Represents (1) 1,516,962 shares of Class A common stock and 381,469 public warrants to purchase Class A common stock held by Dr. Hernandez; (2) (i) 22,034,622 shares of Class B common stock held by Hernandez Borrower Holdings LLC and (ii) 70,000 shares of Class B common stock held by Dr. Hernandez; and (3) 67,597 shares of Class A common stock and 46,987 public warrants to purchase Class A common stock held by Marlow B. Hernandez 2020 Family Trust. Dr. Hernandez has sole voting and dispositive power with respect to all of these shares and therefore is a beneficial owner of these shares. Hernandez Borrower Holdings LLC has pledged all its shares to a certain lender in connection with a financing arrangement.

(5)

Consists of 6,968,507 shares of Class B common stock held by Morales Borrower Holdings LLC. Mr. Morales’s spouse and mother have shared voting and dispositive power with respect to these shares and are therefore the beneficial owners of these shares. Mr. Morales expressly disclaims beneficial ownership as to any of these shares, except to the extent of his pecuniary interest therein. Morales Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

(6)	Based off the Schedule 13D/A filed by Mr. Sternlicht on July 27, 2021. Represents (i) 17,656,848 shares Class A common stock and (ii) 7,844,639 private placement warrants held by Mr. Sternlicht.
(7)	Consists of 13,680,443 shares of Class B common stock held by Trujillo Group, LLC. Mr. Trujillo is the sole member of Trujillo Group, LLC and therefore is a beneficial owner of these shares.
(8)

Based off the Schedule 13G/A filed on July 12, 2021. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR, LLC is 245 Summer Street, Boston, Massachusetts 02210.

(9)

Represents (1) 125,155 shares of Class A common stock, (2) 46,710 public warrants to purchase Class A common stock and (3) 675,940 shares of Class B common stock held by Dr. Aguilar. Also consists of 10,884,083 shares of Class B common stock held by Aguilar Borrower Holdings LLC. Mr. Aguilar is the sole member of Aguilar Borrower Holdings LLC and is therefore the beneficial owners of these shares. Aguilar Borrower Holdings LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is listed on The New York Stock Exchange under the symbol “CANO”. On September 29, 2021, the closing price of our Class A common stock was $12.79 per share.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 23 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2021

CANO HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39289	98-1524224
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9725 NW 117th Avenue, Suite 200 Miami, Florida 33178
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (855) 226-6633

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	CANO	The New York Stock Exchange
Warrants to purchase one share of Class A Common Stock at an exercise price of $11.50	CANO WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On September 21, 2021, Cano Health, Inc. (the “Company”) announced that its subsidiary, Cano Health, LLC, intends to offer, subject to market conditions, $300 million aggregate principal amount of its senior notes due 2028 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The Company intends to use the net proceeds from the offering to repay in full the $250.0 million unsecured bridge term loan outstanding under its bridge loan agreement, to pay related fees and expenses, and the remainder for general corporate purposes.

The Notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. buyers in accordance with Regulation S under the Securities Act. The Notes have not been and are not expected to be registered under the Securities Act or under any state securities laws and, unless so registered, may not be offered or sold in the United States or to U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This Current Report on 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The disclosure above contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including those regarding the proposed offering, the anticipated use of proceeds of the offering and expectations regarding the size of the offering. There can be no assurance that the offering will be consummated. Actual events or results may differ materially from those in the forward-looking statements as a result of various important factors, including, among others, the availability of debt and equity financing; the Company’s ability to refinance its outstanding indebtedness; and changes in market or industry conditions affecting the Company’s financial condition or results of operations. These factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are described in the Company’s filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, such statements should not be regarded as a representation by the Company, or any other person, that such forward-looking statements will be achieved. The forward-looking statements speak only as of the date of this Current Report on Form 8-K and the Company undertakes no duty to update any of the forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANO HEALTH, INC.

Date: September 21, 2021	By:	/s/ Dr. Marlow Hernandez
	Name:	Dr. Marlow Hernandez
	Title:	Chief Executive Officer and President